Satcon Technology Corporation

25 Drydock Avenue

Boston, MA  02210-2377

August 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	Satcon Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 001-11512

Dear Mr. James:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 15, 2012 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012 (the “Form 10-Q”), as set forth in a letter dated July 26, 2012 to Aaron M. Gomolak (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1.  Financial Statements

Consolidated Statements of Changes in Stockholders’ Deficit and Comprehensive Loss, page 5

Comment No. 1

We note your disclosure of comprehensive loss as part of your consolidated statements of changes in stockholders’ deficit and comprehensive loss which is no longer allowed under ASC 220, as amended by FASB Accounting Standard Update No. 2011-05.  Given that you were required to adopt the amendments to ASC 220 for the quarter ended March 31, 2012, your presentation does not appear to comply with GAAP.  In future filings, please comply by either reporting comprehensive income in a single continuous financial statement or in two separate but consecutive statements.  Refer to ASC 220-10-45-1A.  We also draw your attention to the guidance in ASC 220-10-15-3.

Response to Comment No. 1

As indicated in ASC 220-10-15-3, an entity that has no items of other comprehensive income in any period presented is not required to report comprehensive income. The Company had no items of other comprehensive income (loss) in any period presented in the Form 10-Q for the quarter ended March 31, 2012.

In future filings, if the Company does not have any items of other comprehensive income (loss) in any period presented, the Company will not include the Statement of Comprehensive Income (Loss) as the guidance in ASC 220 does not apply to the Company. , If, and when, the Company has any items of other comprehensive income (loss) in any period presented, the Company will comply with ASC 220, as amended by FASB Accounting Standard Update No. 2011-05 by either reporting comprehensive income (loss) in a single continuous financial statement or in two separate but consecutive statements.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2400.

Sincerely,

/s/ John W. Peacock

John W. Peacock
Chief Accounting Officer